LETTER AGREEMENT

BETWEEN	Straumur-Burdaras Investment Bank hf. Care of Straumur-Burdaras Investment Bank, Copenhagen branch Kalkbrænderihavnen Lautrupsgade 7 2100 Copenhagen K Denmark (“Straumur”)

AND	Hungarian Telecom (Netherlands) Cooperatief Naritaweg 165 Telestone 8 1043BW Amsterdam The Netherlands (“MEP”)

1.
In connection with the sale by Straumur to MEP, acting through CSFB, of 1,650,611 ADSs issued by Deutsche Bank at USD 4.50 per ADS and representing approximately 10 per cent of the share capital of Invitel Holdings A/S ("Invitel"), Straumur and MEP hereby agree that the purchase price for the ADSs shall be adjusted if, (i) prior to the first anniversary of the date of this Letter Agreement, a tender offer, mandatory or voluntary, is made by and on behalf of MEP (or any affiliated company) or Invitel for the shares of Invitel or ADSs representing shares of Invitel and if (ii) (a) the price offered per share or ADS, as the case may be, pursuant to such tender offer exceeds (b) USD 4.50 per share or ADS, as the case may be.

2.
If the tender offer is expressed in a currency other than USD, the value thereof shall for the purpose of clause 1 be converted into USD at the (information) exchange rate published around 14.15 CET on Danmarks Nationalbank's website, http://www.nationalbanken.dk/, for the day on which payment under the tender offer is due.

3.	The purchase price adjustment shall be equal to the difference specified in clause 1 between (a) minus (b) expressed in USD multiplied by 1,650,611.

4.	The purchase price adjustment is due and payable on the date on which payment under the tender offer is due, and thus contingent upon the closing of the transaction envisaged by the tender offer.

5.
This Letter Agreement shall be governed by Danish law. The City Court of Copenhagen (Københavns Byret) shall have exclusive jurisdiction to determine any dispute arising out of or in connection with this Letter Agreement with normal recourse to the Danish High Courts.

November 25, 2009	November 25, 2009

For and on behalf of Straumur-Burdaras Investment Bank hf.:	For and on behalf of Hungarian Telecom (Netherlands) Cooperatief: